Exhibit 99.1

Foresight Subsidiary Eye-Net Mobile Announces Technological Developments to Enhance Protection for Cyclists and Motorists in Its Accident Prevention Solution

The Automatic Emergency Call feature can also improve the safety of drivers involved in car accidents

Ness Ziona, Israel – April 6th, 2020 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd, has achieved significant technological milestones for its Eye-Net™ Protect cellular-based vehicle-to-everything (V2X) accident prevention solution. The advanced features will significantly improve the application’s ability to protect motorcycle and bicycle riders when they are out of direct line of sight, or when they require immediate road or medical assistance, as well as protect car drivers when they require emergency assistance as a result of an accident.

The Motorcycle Industry Council survey found that 10,124,400 homes in the U.S. had a motorcycle. To put this number into perspective, 8% of every U.S. household owns a motorcycle. “Players in the motorcycle industry have expressed interest in ensuring the safety of motorcycle riders. Eye-Net Protect may offer a safety solution that can easily be used by motorists seeking a solution,” said Haim Siboni, CEO of Foresight.

The new advanced features of the Eye-Net Protect application include Bike Ahead Notification and Automatic Emergency Call.

Bike Ahead Notification: Eye-Net Protect is designed to protect the most vulnerable road users in real time by providing alerts about potential front and side collisions. Eye-Net Mobile completed a technological infrastructure development that enables automatic real-time informative notifications about cyclists and motorcyclists that are up ahead, even if they are out of the driver’s direct line of sight. By providing “up ahead” notifications, the Eye-Net Protect application helps to keep drivers alert, reduce collisions with road-side riders, and potentially save lives.

Automatic Emergency Call: The Company has achieved a significant technological milestone in the design and development of an automatic emergency call infrastructure. Eye-Net Protect will constantly monitor the behavior of a motorcyclist in real-time and will detect if the motorcyclist was involved in an accident. The rider’s smartphone will automatically send the phone’s exact location and contact a third party in order to request emergency medical and road assistance.

The aforementioned technological developments have generated interest from micro-mobility service providers as well as motorcycle-related companies. The Company is proceeding with commercialization efforts.

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The Company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefit of its products, that advanced features will significantly improve the application’s ability to protect motorcycle and bicycle riders when they are out of direct line of sight, or when they require immediate road or medical assistance, as well as protect car drivers when they require emergency assistance, that the Company is proceeding with commercialization efforts and that it predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654